Exhibit 99.9

Archer Limited Announces Closing of Tender Offers for Senior Notes

Hamilton, Bermuda (May 20, 2011).

Archer Limited (OSE: ARCHER)  today announced that its wholly-owned subsidiary, Allis-Chalmers Energy Inc. ("Allis-Chalmers"), pursuant to its previously announced Change in Control Purchase Offers, has accepted for purchase an aggregate of $1,866,000 in principal amount of its senior notes, comprised of $1,774,000 aggregate principal amount of its 9.0% Senior Notes due 2014 (CUSIP Number 019645 AC 4) (the "9.0% Notes") and $92,000 aggregate principal amount of its 8.5% Senior Notes due 2017 (CUSIP Number 019645 AE 0) (the "8.5% Notes," and together with the 9.0% Notes, the "Notes"). The purchased Notes represented less than 1% of the aggregate principal amounts outstanding of each of the 9.0% Notes and the 8.5% Notes.

The Change in Control Purchase Offers expired at 5:00 p.m., Eastern Time, on May 17, 2011. As previously announced, pursuant to the terms of change of control provisions in the indentures governing the Notes and as a result of the merger between Archer Limited and Allis-Chalmers, holders had the right to require Allis-Chalmers to purchase, all or a portion of such holders' Notes by way of tendering such Notes to the Depositary and Paying Agent, Global Bondholder Services Corporation, at a price equal to $1,010 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest and Liquidated Damages (as defined in the indentures governing the Notes), if any, up to but not including May 20, 2011.

Global Bondholder Services Corporation served as the information agent and depositary.

This press release is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Notes.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)